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May 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin, Staff Attorney

Re:	Apex Technology Acquisition Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed April 2, 2021
File No. 333-252712

Dear Mr. Austin:

On behalf of our client, Apex Technology Acquisition Corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your comment letter, dated April 16, 2021, regarding the amended registration statement mentioned above (the “Registration Statement”). In connection with this letter, the Company is filing via EDGAR amendment no. 3 to the Registration Statement (the “Revised Registration Statement”).

For ease of review, we have reproduced the Staff’s comments in bold face type below and have provided the Company’s response following each comment. Defined terms used but not defined in this letter are used with the meanings assigned to them in the Revised Registration Statement.

May 19, 2021

Amendment No. 2 to Registration Statement on Form S-4 filed April 2, 2021

The Background of the Business Combination, page 96

1. We note the revisions made in response to prior comment 1. Please revise to disclose the various multiples calculated for both AvePoint and the comparable companies, including a discussion of how AvePoint’s enterprise value was calculated for the purpose of these analyses.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Revised Registration Statement.

Results of Operations

Comparison of Years Ended December 31, 2020 and December 31, 2019

Revenue, page 207

2. We note your expanded disclosures in response to prior comment 5. Please remove your “Total Subscription” subtotal line item. In this regard, we note On-premises/hybrid software licenses are not subscriptions. Refer to ASC 606-10-55-54(a). Similarly, revise your discussion of revenue on pages 208 and 211 to reflect the removal of the Total Subscription subtotal.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 160, 162 and 163 of the Revised Registration Statement.

Critical Accounting Policies and Estimates

Equity-Based Compensation, page 222

3. Please provide us with a breakdown of all equity awards granted to date in fiscal 2020 and leading up to the filing of the Form S-4, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of the shares of commons stock as determined by the exchange ratio described in the Business Combination Agreement.

Response: In response to the Staff’s comment, the Company separately provided a response letter to the Staff dated April 28, 2021. The Company acknowledges receipt of the Staff’s comment with respect to such letter and has provided a revised letter to the Staff addressing this comment dated as of today.

General

4. You announced that AvePoint’s Board of Directors has authorized a share purchase program pursuant to which AvePoint may purchase up to $20.0 million of Apex Technology Acquisition Corporation common stock until the date on which Apex’s S-4 Registration Statement is declared effective. In addition, you disclosed that a PIPE transaction will also be conducted in connection with the business combination. Please provide us with the details of the share purchase program. Provide an analysis for the following:

•

Explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Ensure your analysis includes a discussion of whether you are a “covered person” pursuant to Rule 14e-5(c)(3)(iv).

•

Explain how you intend to conduct such purchases/transactions so as to comply with the trading prohibitions of Rules 101 and 102 under the Exchange Act. Ensure your analysis includes, among other things, a discussion of how you calculate the applicable “restricted periods” pursuant to Rule 100 of Regulation M for both the deSPAC/merger distribution, as well as the PIPE distribution. Also, please clarify and confirm whether you intend to rely on the safe harbor protection under Rule 10b-18 in making the open market purchases and, if so, please explain to us how you intend to structure such purchases so as to comply with the specific provisions of the safe harbor in Rule 10b-18, particularly the “merger exclusion” provision in paragraph (a)(13)(iv).

Response: In response to the Staff’s comment, the Company notes that on April 14, 2021, as announced in a press release issued by AvePoint the same day, the board of directors of AvePoint authorized AvePoint to thereafter purchase up to an aggregate of $20.0 million of the Company’s common stock (the “Share Purchase Program”) until the date on which the Commission declares the Company’s amended registration statement on Form S-4 (the “Amended Registration Statement”) effective.

May 19, 2021

Tender Offer Rules and Exchange Act Rule 14e-5

The Company acknowledges the Staff’s comment and advises the Staff that, based on its discussions with the Staff and consistent with the Staff’s no-action relief in Blue Wolf Mongolia Holdings Corp. (Apr. 16, 2013) and Prime Acquisition Corp. (Mar. 28, 2013), the Company respectfully acknowledges the Staff’s position that the right of the Public Stockholders to elect to have their Public Shares then held by them redeemed for cash at the applicable redemption price per share (the “Redemption Right”) in connection with the Business Combination constitutes a tender offer under the federal securities laws. As a result, the Company further acknowledges the Staff’s position with respect to the applicability of Regulation 14E and Exchange Act Rule 14e-5 to the Redemption Right.

Although the Company respectfully advises that it does not believe that AvePoint is a “covered person” pursuant to Rule 14e-5(c)(3)(iv), based on discussions with the Staff, the Company advises the Staff that AvePoint has determined not to proceed with making any further purchases pursuant to the Share Purchase Program. The Company further advises the Staff that based on discussions with AvePoint, AvePoint, to date, has only purchased 143,564 Public Shares of the 44,560,000 shares of Apex Capital Stock (consisting of 35,810,000 shares of Apex Class A Common Stock and 8,750,000 shares of Apex Class B Common Stock) issued and outstanding as of May 12, 2021, or 0.32%, and AvePoint advises that it intends to vote such shares in favor of each of the proposals presented in connection with the Business Combination and it intends not to elect to redeem any such shares.

The Company has revised the disclosure on pages xv, 4, 10, and 58 of the Amended Registration Statement to provide clarifying disclosure in response to the Staff’s comment.

Rule 10b-18 Discussion

As noted above, AvePoint has determined not to make any further purchases pursuant to the Share Purchase Program. While not intending to rely on the safe harbor provided by Exchange Act Rule 10b-18 (“Rule 10b-18”), the Company has been apprised by AvePoint that those purchases that were made by AvePoint pursuant to the Share Purchase Program, as noted above, were all open market purchases designed to be made in accordance with the conditions of Rule 10b-18. In particular, the purchases were effected through a single broker-dealer per day and designed in accordance with the timing, price and volume requirements of Rule 10b-18(b). Further, as noted above, all of the purchases occurred prior to the effective date for the Amended Registration Statement in compliance with the applicable Regulation M restricted period, as discussed below. For purposes of the Share Purchase Program, AvePoint considered itself to be, and acted as if it were, an “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3)) of the Company and its purchases would have been aggregated with those purchases (if there were any) made by the Company for purposes of determining the volume of purchases that may be made on any single day, consistent with Rule 10b-18.

Regulation M Discussion

With respect to the Staff’s comment regarding compliance with the trading requirements of Exchange Act Regulation M (“Regulation M”), the Company acknowledges that, per the guidance set forth in Staff Legal Bulletin No. 9 issued by the SEC’s Division of Trading and Markets on October 27, 1999 and revised November 22, 2019 (“SLB No. 9”), AvePoint became an “affiliated purchaser” (as such term is defined in Rule 100 of Regulation M) of the Company when AvePoint entered into the Business Combination Agreement with the Company on November 23, 2020 and, thus, AvePoint is also bound by the restrictions of Regulation M Rule 102 with respect to purchases, offers or inducements relating to the Company’s common stock during an applicable Regulation M restricted period. As noted above, the purchases (and related activities to bid for or induce another to bid for or purchase) pursuant to the Share Purchase Program have ceased. Moreover, the Company notes that its common stock satisfies the criteria for the exception from the trading prohibitions of Regulation M Rule 101(a) provided by Rule 101(c)(1) in respect of “actively traded securities.” Accordingly, no activities prohibited by Rule 101(a) or 102(b) of Regulation M (other than any excepted activities permitted by Regulation M Rule 101(b) or (c), or Rule 102(b)) took place during the restricted period associated with the distribution of the Company’s common stock to be effected pursuant to the Amended Registration Statement (the “S-4 Distribution”). For this purpose, the Company notes, as per the guidance set forth in SLB No. 9, that the Regulation M restricted period in respect of the S-4 Distribution will commence on “the day of mailing the proxy solicitation materials and continues through the end of the period in which the target shareholders can vote on the merger or exchange.” The Company also notes that, per SLB No. 9, the restricted period in connection with the S-4 Distribution is “based solely on the target company’s shareholder vote.” SLB No. 9 further provides that the restricted period “includes the valuation period as well. For instance, if the valuation period occurs outside of the proxy solicitation period, an additional restricted period would commence one or five business days prior to the commencement of the valuation period and continue until the valuation period ends.”

May 19, 2021

Although AvePoint is a private company, its stockholders will in this instance be solicited and asked to vote in respect of the business combination transaction through a consent solicitation and information statement, accompanied by the proxy statement included in the Amended Registration Statement. Moreover, the Company notes that the consideration for the merger transaction was already established in the Business Combination Agreement and there will be no separate valuation period associated with the S-4 Distribution. Accordingly, as defined in Rule 100(b) of Regulation M and per the additional guidance in respect of mergers provided in SLB No. 9, the Regulation M restricted period applicable to the S-4 Distribution (the “S-4 Restricted Period”) will commence at the time the solicitation materials are first disseminated to the AvePoint stockholders for their consideration and consent, which will be a date after the date on which the Amended Registration Statement is declared effective by the Commission. The S-4 Restricted Period will end when the requisite AvePoint stockholders have executed the written consent approving the Business Combination. As a result, the Company respectfully submits that none of the purchases made by AvePoint pursuant to the Share Purchase Program took place during the S-4 Restricted Period.

Finally, the Company notes that the PIPE transaction referred to in the Staff’s comment and described in the Amended Registration Statement was entered into on November 23, 2020, when the seven prospective PIPE investors agreed to acquire an aggregate of 14,000,000 shares of the Company’s common stock at a purchase price of $10 per share and executed the related subscription agreements therefor, which occurred prior to the commencement of the S-4 Restricted Period. To the extent the PIPE transaction itself is deemed to have constituted a Regulation M distribution, the applicable restricted period for such transaction (and for which there was no additional “valuation period”) would have commenced on November 20, 2020 (the date that was one business day prior to the November 23, 2020 PIPE pricing date) and ended on November 23, 2020, when the subscription agreements were executed by the PIPE investors.

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May 19, 2021

If you have additional questions or require any additional information with respect to the Revised Registration Statement or this letter, please do not hesitate to contact me at brian.paulson@lw.com or (650) 463-4662.

Sincerely,

/s/ Brian D. Paulson

Brian D. Paulson

of LATHAM & WATKINS LLP

cc:	Larry Spirgel, Office Chief
Stephen Krikorian, Accounting Branch Chief
Ryan Rohn, Staff Accountant
Jeff Epstein, Co-Chief Executive Officer of Apex Technology Acquisition Corporation
Steven Fletcher, Advisor to Apex Technology Acquisition Corporation
Brian Brown, Chief Operating Officer and General Counsel of AvePoint, Inc.
Josh Dubofsky, Latham & Watkins LLP
John McKenna, Cooley LLP
Brian Leaf, Cooley LLP